UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated April 27, 2012: Costamare Inc. Sets the Date for its First Quarter 2012 Results Release, Conference Call and Webcast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 27, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. SETS THE DATE FOR ITS FIRST QUARTER 2012 RESULTS RELEASE, CONFERENCE CALL AND WEBCAST

Earnings Release: Tuesday, May 8, 2012, After Market Closes
Conference Call and Webcast: Wednesday, May 9, 2012, at 8:30a.m. EDT

ATHENS, GREECE – April 27, 2012 - Costamare Inc. (NYSE:CMRE), announced today that it will release its results for the first quarter ended March 31, 2012 after the market closes in New York on Tuesday, May 8, 2012. Following the earnings release, on the following day, Wednesday, May 9, 2012 at 8:30 a.m. EDT, Costamare’s management team will hold a conference call to discuss the financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Costamare."

A replay of the conference call will be available until May 18, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 36 years of history in the international shipping industry and a fleet of 56 containerships, with a total capacity of approximately 326,000 TEU, including 10 newbuild containerships on order. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statement

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only Costamare's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption "Risk Factors."

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com